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upper.health
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upper.health Thanks to everyone who submitted their investments so far 🥹❤️🙌🏼

PSA: This may be one of the only times in Upper's whole life that the public (YOU!) can invest in the company at less than ~$25k per person at the $100 - $5k level.

In 2021, Upper accepted NO LESS than $10k per investor, and the 12 angel investors who jumped in invested anywhere from $10k to $25k per person.

But a new healthcare system is a HUGE undertaking, and millions of every day people are soo passionate and want to see BIG change. So we want to let you and our whole community who cares deeply for the future back us and the mission at the earliest stage (high risk high reward).

We are so grateful that hundreds of people have already trusted us with this operation, and dozens have placed their bets.

"I think gambling on the future would actually mean you have to just sit back, watch, and do nothing about it — have no involvement and rely on prayers that good people take it over. Talk about a gamble, that's a scary seat to be in. But proactively investing in us as a team, who we are, why we're here, and the end goal of the company is more like actually showing up to the voting polls in my opinion. That's how you collectively reduce risk and beat all odds — you come together. We can't sit around and wish for this, the whole world has to get together and work for it.

We really ought to stop looking at investing like casinos and more like what it really is: Laying bricks." — @saraauld, Founder & CEO

DM us for the community investment link!

Liked by **roseantoinette1** and **others**
December 3, 2023

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